UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 11, 2013

________________

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 11 November 2013 – On 31 October 2013, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 14.0 billion to be executed during a 12-month period beginning 31 January 2013.

Under the programme initiated 31 October 2013, Novo Nordisk will repurchase B shares for an amount of DKK 2.8 billion in the period from 31 October 2013 to 28 January 2014. In addition, Novo Nordisk expects to purchase B-shares from employees in November 2013 for approximately DKK 0.2 billion. The repurchase of shares in this transaction is not part of the Safe Harbour programme, but is part of the overall DKK 14.0 billion share repurchase programme.

Since the announcement as of 31 October 2013, the following transactions have been made under the programme:

	Number of	Average	Transaction
	shares	purchase price	value, DKK
Accumulated, last announcement	0		0
31 October 2013	37,500	927.04	34,763,955
1 November 2013	55,000	921.01	50,655,512
4 November 2013	50,000	922.42	46,121,170
5 November 2013	48,000	918.23	44,075,093
6 November 2013	45,000	932.41	41,958,518
7 November 2013	47,000	946.37	44,479,155
8 November 2013	45,000	939.65	42,284,381
Accumulated under the programme	327,500		304,337,782

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 70 / 2013

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 346,274 B shares in the period from 31 October 2013 to 8 November 2013. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 18,862,144 treasury shares, corresponding to 3.4% of the share capital. The total amount of shares in the company is 550,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 14.0 billion during a 12-month period beginning 31 January 2013. As of 8 November 2013, Novo Nordisk has repurchased a total of 11,765,943 B shares equal to a transaction value of DKK 11,304,336,453.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 37,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 70 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 11, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer